SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 ------------

                                 SCHEDULE 13G
                                (RULE 13d-102)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULES 13D-1(b) AND (c) AND AMENDMENTS
                        THERETO FILED PURSUANT TO 13d-2


                              (AMENDMENT NO. 1 )*


                             3DX TECHNOLOGIES INC.

                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE

                        (Title of Class of Securities)

                                  08554G 10 9

                                (CUSIP Number)



            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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------------------------------------              ------------------------------
CUSIP NO. 88554G 10 9                     13G     PAGE    2    OF    6     PAGES
                                                        -----      -----
------------------------------------              ------------------------------


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1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

        Peter M. Duncan

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [   ]
                                                                      (b)  [   ]


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3       SEC USE ONLY


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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Canadian
--------------------------------------------------------------------------------

              5     SOLE VOTING POWER
NUMBER OF           375,592
SHARES        ------------------------------------------------------------------
BENEFI-       6     SHARED VOTING POWER
CIALLY              0
OWNED BY      ------------------------------------------------------------------
EACH          7     SOLE DISPOSITIVE POWER
REPORTING           375,592
PERSON        ------------------------------------------------------------------
WITH          8     SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        375,592

--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                   |_|


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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


        5.2%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*


        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1.

            (A)  NAME OF ISSUER.

            3DX Technologies Inc., a Delaware corporation (the "Issuer").

            (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            The  Issuer's  principal  executive  offices  are  located  at 12012

Wickchester, Suite 250, Houston, Texas 77079.

ITEM 2.

            (A) NAME OF PERSON FILING.

            This statement is filed by Peter M. Duncan ("Duncan").

            (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

            The  principal business office of Duncan is 12012 Wickchester, Suite

250, Houston, Texas 77079.

            (C)  CITIZENSHIP.

            Duncan is a Canadian citizen.

            (D) TITLE OF CLASS OF SECURITIES.

            This statement relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Issuer.

            (E)  CUSIP NUMBER.

            88554G 10 9

ITEM 3. This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

ITEM 4.     OWNERSHIP.

            (A)  AMOUNT BENEFICIALLY OWNED.


            Duncan beneficially owns 375,592 shares of Common Stock.



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            (B)  PERCENT OF CLASS.1


            5.2%.


            (C) POWER TO VOTE OR DIRECT THE VOTE AND DISPOSE OR DIRECT THE DISPOSITION OF SECURITIES.


            Duncan has sole power to vote or dispose or to direct the vote or disposition of the 375,592 shares of Common Stock beneficially owned by him of which 10,000 shares are held in trusts for the benefit of Duncan's children. Duncan is the sole trustee of each of the trusts. Of the 375,592 shares of Common Stock beneficially owned by Duncan, 20,144 shares of Common Stock are issuable upon exercise of an option held by Duncan.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

--------
1 According to the most recently available filing with the Securities and Exchange Commission in which such number is required to be indicated.


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ITEM 10.    CERTIFICATION.

            Not applicable.


                           [SIGNATURE ON NEXT PAGE.]


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                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 11, 1998                       /S/ PETER M. DUNCAN
                                    --------------------------------------------
                                                    Peter M. Duncan




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